SPRINT NEXTEL CORPORATION

EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	2005	2004		2003	2002	2001
	(in millions)
Earnings
Income (loss) from continuing operations before income taxes	$2,906	$(1,603)		$(504)	$401	$(2,350)
Capitalized interest	(55)	(57)		(59)	(90)	(110)
Net losses (earnings) in equity method investees	(107)	41		79	119	175

Subtotal	2,744	(1,619)		(484)	430	(2,285)

Fixed charges
Interest charges	1,406	1,339		1,496	1,560	1,383
Interest factor of operating rents	478	371		377	422	396

Total fixed charges	1,884	1,710		1,873	1,982	1,779

Earnings (loss), as adjusted	$4,628	$91		$1,389	$2,412	$(506)

Preferred stock dividends paid	7	7		7	7	7
Total fixed charges	1,884	1,710		1,873	1,982	1,779

Total fixed charges and preferred stock dividends	1,891	1,717		1,880	1,989	1,786
Ratio of combined earnings to fixed charges and preferred stock dividends	2.45	—	(1)	— (2)	1.21	— (3)

(1)	Earnings, as adjusted, were inadequate to cover fixed charges and preferred stock dividends by $1.6 billion in 2004.

(2)	Earnings, as adjusted, were inadequate to cover fixed charges and preferred stock dividends by $491 million in 2003.

(3)	Earnings, as adjusted, were inadequate to cover fixed charges and preferred stock dividends by $2.3 billion in 2001.

Note:	The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing fixed charges and pre-tax earnings required to cover preferred stock dividends into the sum of earnings (after certain adjustments) and fixed charges. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents. Pre-tax earnings required to cover preferred stock dividends are calculated by dividing one less our effective income tax rate into preferred stock dividends, as adjusted for the tax benefits related to unallocated shares. Earnings included Income from continuing operations before income taxes, plus net losses in equity method investees, less capitalized interest.